GRYT HEALTH, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2023

GRYT HEALTH, INC.

TABLE OF CONTENTS

EFPR GROUP, CPAs PLLC

100 South Clinton Avenue
Suite 1500
Rochester, NY 14604

P   585.427.8900
TF 800.546.7556
F   585.427.8947
W   EFPRgroup.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Gryt Health, Inc.
Rochester, New York

Opinion

We have audited the accompanying financial statements of Gryt Health, Inc. (a C corporation), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations and retained deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gryt Health, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gryt Health, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Managements evaluation of the events and conditions and management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company adopted ASC 326 *Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Statements.* Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryt Health, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gryt Health, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryt Health, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The schedules of operating expenses and statement of shareholders equity on page 13 and 14 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the audit procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United Statements of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

EFPR Group, CPAs, PLLC

EFPR Group, CPAs, PLLC
Rochester, New York
May 24, 2024

GRYT HEALTH, INC.
Balance Sheets
December 31, 2023 and 2022

	2023	2022
ASSETS		
Current Assets		
Cash and cash equivalents	$ 368	$ 11,667
Accounts receivable	277,971	307,458
Other current assets	39,639	38,166
Prepaid expenses	-	3,639
Total current assets	317,978	360,930
Property and Equipment		
Computer equipment	3,792	3,792
Less, accumulated depreciation	(3,792)	(3,792)
Total property and equipment - net	-	-
Other Assets		
Intangible assets - net	166,981	196,888
Deferred income taxes	-	557,800
Deposits	650	650
Total other assets	167,631	755,338
Total Assets	$ 485,609	$ 1,116,268
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable	$ 506,733	$ 257,578
Accrued expenses	104,767	263,780
Accrued state income taxes	3,650	2,763
Other current liabilities	75,089	118,345
Deferred revenue	210,500	65,000
Related party loan payable	314,982	816,392
Due to shareholder	7,753	-
Total current liabilities	1,223,474	1,523,858
Stockholders' Deficit		
Common stock, 0.001 par value,10,000 shares authorized, 2,497 and 2,305 shares issued and outstanding as of December 31, 2023 and 2022, respectively.	3	2
Additional paid-in capital	5,503,141	4,003,141
Retained deficit	(6,241,009)	(4,410,733)
Total stockholders' deficit	(737,865)	(407,590)
Total Liabilities and Stockholders' Deficit	$ 485,609	$ 1,116,268

The accompanying notes are an integral part of these financial statements.

GRYT HEALTH, INC.
Statements of Operations and Retained Deficit
For the Years Ended December 31, 2023 and 2022

	2023	%	2022	%
Revenues - Net	$ 2,228,199	100.0	$ 2,451,817	100.0
Operating Expenses	3,611,517	162.2	4,292,317	175.1
Loss from Operations	(1,383,318)	(62.2)	(1,840,500)	(75.1)
Other Income (Expense)				
Interest expense	(99,810)	(4.5)	(33,912)	(1.4)
Interest income	697	-	-	-
Gain on forgiven payroll	210,208	9.4	-	-
Other expense	(4,286)	(0.2)	(476)	-
Loss on sale of assets	(917)	-	(385)	-
Total other income (expense) - net	105,892	4.7	(34,773)	(1.4)
Loss Before Provision (Credit) for Income Taxes	(1,277,426)	(57.5)	(1,875,273)	(76.5)
Provision (Credit) for Income Taxes	552,850	24.9	(192,674)	(7.9)
Net Loss	(1,830,276)	(82.4)	(1,682,599)	(68.6)
Retained Deficit - Beginning	(4,410,733)		(2,728,134)	
Retained Deficit - Ending	$ (6,241,009)		$ (4,410,733)	

The accompanying notes are an integral part of these financial statements.

GRYT HEALTH, INC.
Statements of Cash Flows
For the Years Ended December 31, 2023 and 2022

	2023	2022
Cash Flows from Operating Activities		
Net loss	$ (1,830,276)	$ (1,682,599)
Adjustments		
Depreciation	-	877
Amortization	29,907	29,907
Deferred income taxes	557,800	(194,800)
Accrued interest on related party loan payable	99,810	33,912
Gain on forgiven payroll	(210,208)	-
Change in assets and liabilities		
Accounts receivable	29,487	(135,508)
Other current assets	(1,473)	-
Prepaid expenses	3,639	(3,639)
Accounts payable	249,155	29,638
Accrued expenses	51,196	233,089
Accrued state income taxes	887	-
Other current liabilities	(43,256)	96,106
Deferred revenue	145,500	65,000
Due to shareholder	7,753	-
Net cash flows from operating activities	(910,079)	(1,528,017)
Cash Flows from Financing Activities		
Proceeds from related party debt	640,000	957,000
Repayment of related party debt	(212,034)	(101,125)
Contributions	470,814	656,564
Net cash flows from financing activities	898,780	1,512,439
Net Change in Cash and Cash Equivalents	(11,299)	(15,578)
Cash and Cash Equivalents - Beginning	11,667	27,245
Cash and Cash Equivalents - Ending	$ 368	$ 11,667

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Scope of Business - Gryt Health, Inc. (the Company) was formed in 2016 and is a healthcare company whose principal business is to promote cancer education, access and drug development for cancer patients and caregivers.

Method of Accounting - The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

Recent Accounting Standards Issued - At the beginning of 2023, the Company adopted Accounting Standards Codification 326, Financial instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments, as amended which modifies the measurement of expected credit losses on certain financial instruments, including accounts receivable, and requires organizations to measure all expected credit losses for financial instruments based on historical experience, current conditions, and reasonable and supportable forecasts for collectability. The Company adopted this new standard utilizing the modified retrospective transition method. The adoption of this Standard did not have a material impact on the Company's financial statements.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For the purposes of the balance sheets and statements of cash flows, cash and cash equivalents include deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured limits. At December 31, 2023, the Company had no amounts in excess of the federally insured limits.

Accounts Receivable and Allowance for Credit Losses - The Company's accounts receivable are primarily derived from contracts with customers. At each balance sheet date, the Company recognizes an expected allowance for credit losses. This estimate is calculated on a pooled basis where similar characteristics exist and individually when there are no shared characteristics.

The allowance method is derived from a review of the Company's historical losses based on an aging of receivables. Historical losses have been minimal. This estimate is adjusted for management's assessment of current conditions, forecasts of future events, and other factors deemed relevant risk factors. As a result, management has determined that the allowance for credit losses is adequate.

The allowance for credit losses was $- as of both December 31, 2023 and 2022.

Property and Equipment - Property and equipment, is primarily made up of computer equipment, are stated at cost and are depreciated using accelerated methods over their estimated useful lives. Costs for repairs and maintenance are expensed as incurred. Upon retirement or disposal of an asset, the cost and related accumulated depreciation are eliminated, and any gain or loss is included in operations. Depreciation is computed over the following periods:

Computer equipment	3 Years

Depreciation expense for the years ended December 31, 2023 and 2022 was $- and $877, respectively.

Revenue Recognition - The Company derives its revenues from two sources including empowerment and research revenue. On January 1, 2020, the Company adopted Accounting Standards Update (ASU) No 2014-09 (Topic 606) - Revenue from Contracts with Customers ("ASU 2014-09" or "Topic 606"), which provides guidance for revenue recognition that superseded the revenue recognition requirements in Accounting Standards Codification ("ASC") Topic 605, Revenue Recognition ("Topic 605") and most industry specific guidance. Under ASU 2014-09, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for these goods or services. The Company has analyzed the provisions of Topic 606 and concluded that no changes were necessary to conform with the new standard. The Company utilizes a five-step framework as identified in ASU 2014-09. The Company's contracts have been reviewed and have determined to have a single performance obligation or multiple performance obligations depending on the services. The Company has two revenue streams, empowerment and research. The sponsorship revenue is recognized when it is billed at a point in time. The timing of the recognition of research revenue depends on the contract. The performance obligation related to research typically result in revenue being recognized as the services are performed at a point in time for contracts with a single performance obligation and over time for contracts multiple performance obligations.

Revenue breakdown from different revenue recognition streams were as follows at December 31:

	2023	2022	2021
Empowerment	$ 1,736,351	$ 1,996,140	$ 1,732,760
Research - Point In Time	$ -	$ 58,100	$ 65,325
Research - Over Time	$ 491,848	$ 397,577	$ 283,047

Factors that could impact the nature, timing and uncertainty of revenue or cash flow include delays in drug trials, and delays in research. Payment is typically due shortly after the services are performed. The Company does not typically have any significant financing components, as generally these billings are collected within one to two months of invoicing.

Accounts receivable and deferred revenue were as follows:

	2023	2022	2021
Accounts receivable	$ 277,971	$ 307,458	$ 171,950
Deferred revenue	$ 210,500	$ 65,000	$ -

Advertising and Marketing - The Company expenses advertising and marketing costs as they are incurred. Advertising and marketing costs was $74,151 and $158,320 for the years ended December 31, 2023 and 2022, respectively.

Intangibles - Intangibles are recorded at cost and are amortized on a straight-line basis over the following periods:

Trademarks and copy rights   10   Years

Research and Development Costs - The Company expenses all research and development costs as they are incurred. Total research and development expenses was $33,670 and $75,109 for the years ended December 31, 2023 and 2022, respectively.

Income Taxes - Income taxes are provided for all items included in the statements of operations for the years ended December 31, 2023 and 2022.

Deferred income taxes arise from temporary differences resulting from differences between the financial statement and tax basis of assets and liabilities. In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes". The guidance requires the classification of deferred tax assets and liabilities as non-current in a classified balance sheet. The current requirement that deferred tax assets and liabilities of a tax-paying component of an entity be offset and presented as a single amount is not affected by this update.

In accordance with ASC 740-10-50, Accounting for Uncertainty in Income Taxes, the Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and/or penalties related to income tax matters, if incurred, are recognized as a component of income tax expense. The Company's income tax filings are subject to audit by various taxing authorities.

Subsequent Events - Management has evaluated subsequent events through the date of the report which is the date the financial statements were available to be issued.

Note 2. Going Concern

The Company has had recurring losses from operations for the years ended December 31, 2023 and 2022 that have continued into the first quarter of 2024 along with a negative working capital, significant stockholders debt, and negative cash flow. The Company's customers' concerns regarding the global economy and the failure of Silicon Valley Bank in March 2023 caused a delay in contract awards that continued until June 2023. These factors required proactive, corrective action by the Company. Costs were reduced throughout 2023 with substantial cuts made in the 4th quarter of 2023. The full impact of these cuts will be realized in 2024 at a rate of $1.2 million in annual savings. Management of the Company evaluated these conditions and determined that the completion of the remaining $1.5 million of the $3 million Series A Preferred Convertible Stock Sale will be critical to provide working capital to achieve the forecasted improved rate of contract awards at larger dollar values and over longer terms. This should allow the Company to achieve positive EBITDA in the second half of 2024. In addition to continuing its Form D equity sale, the Company is currently pursuing crowd funding through a reputable market expert, WeFunder. As of late March 2024, the Company has crowd-funding investment reservations of approximately $50,000.

Note 3. Intangible Assets

Intangible assets consisted of the following at December 31:

	2023	2022
Trademarks and copy rights	$ 299,070	$ 299,070
Less, accumulated amortization	(132,089)	(102,182)
Intangible assets - net	$ 166,981	$ 196,888

The future amounts of amortization of intangible assets is estimated as follows:

2024	$ 29,907
2025	29,907
2026	29,907
2027	29,907
2028	29,907
Thereafter	17,446
Total	$ 166,981

Amortization expense for both the years ended December 31, 2023 and 2022 was $29,907.

Note 4. Related Party Loan Payable

During the year ended December 31, 2022, the Company received a number of short-term loans. These loans had an interest rate of 10% for the first 60 days. After the first 60 days the loans had an interest rate of 12%. During the year ended December 31, 2023, the Comapny received a short-term loan. The loan had an interest rate of 15%

Related party loan payable consists of the following as of December 31:

	2023	2022
Shelley Nolden - Investor promissory note in the amount of $72,427 which matures December 2024. Simple interest accrues at an annual rate of 12%. Accrued interest at December 31, 2023 was $50,840.	$ 123,267	$ 366,613
Evans Panton - Investor promissory note paid in full.	-	5,079
David Craig - Investor promissory note in the amount of $37,745 which matures December 2024. Simple interest accrues at an annual rate of 12%. Accrued interest at December 31, 2023 was $46,824.	84,569	444,700
Shelley Nolden - Investor promissory note in the amount of $105,000 which matures January 2024. Simple interest accrues at an annual rate of 15%. Accrued interest at December 31, 2023 was $2,146.	107,146	-
	314,982	816,392
Total	(314,982)	(816,392)
Less, current portion		
Long-term portion	$ -	$ -

Accrued interest on short-term loan payable for the years ended December 31, 2023 and 2022 was $99,810 and $33,912, respectively.

During March 2021, all of the investor convertible notes were converted into 369 shares of company stock. The total amount converted into stock was $910,699. During October 2021, another capital raise was finalized, resulting in 158.6 shares being sold at $7,389.16 per share. The total capital raised during that round was $1,171,921.

During the year ended December 31, 2022, two investor convertible notes were converted into 23.4 shares of company stock. The total amount converted into stock was $173,978. During the year ended December 31, 2022, another capital raise was finalized, resulting in 89 shares being sold at $7,389.16 per share. The total capital raised during that round was $656,564.

During the year ended December 31, 2023, two investor convertible notes were converted into 131.7 shares of company stock. The total amount converted into stock was $1,029,186. During the year ended December 31, 2023, another capital raise was finalized, resulting in 60.3 shares being sold at $7,817.59 per share. The total capital raised during that round was $470,814.

Note 5. Due to Shareholder

During the year ended December 31, 2023 certain expenses were paid for by a shareholder. As of December 31, 2023, the Company's outstanding balance due to shareholder was $7,753. Amount is expected to be paid back to shareholder during 2024.

Note 6. Provision (Credit) For Income Taxes

The provision (credit) for income taxes consists of the following at December 31:

	2023	2022
State	$ (4,950)	$ 2,126
Total	(4,950)	2,126
Deferred:		
Federal	418,350	(195,100)
State	139,450	300
Total deferred provision (credit)	557,800	(194,800)
Total	$ 552,850	$ (192,674)

The significant components of deferred tax assets consists of the following at December 31:

	2023	2022
Deferred tax assets:		
Tax over book depreciation	$ 75	$ -
Tax over book amortization	147,687	3,000
Accrued payroll	13,283	-
Accrued interest	33,551	-
Federal net operating loss carry forwards	951,301	788,800
Federal tax credits	157,068	23,200
Net operating loss carry forwards	168,721	268,300
Total deferred tax assets	1,471,686	1,083,300
Deferred tax liabilities:		
Book over tax depreciation	-	(300)
Federal tax effect of state deferred tax items	(6,762)	-
Total deferred tax liabilities	(6,762)	(300)
Less, valuation allowance	(1,464,924)	(525,200)
Net deferred tax assets	$ -	$ 557,800

The Company's effective income tax rate was different than what would be expected if the federal statutory rates were applied to income from continuing operations. The reconciling items primarily consisted of legal fees for stock issuance and prior period deferred tax balances.

Included in the deferred tax calculation for December 31, 2023, was the benefit of approximately $4,530,003 of federal tax operating loss carryforwards and $4,125,210 of state tax operating loss carryforwards, which was applied for the December 31, 2023 tax provision. $225,000 of the federal tax operating loss carryforwards expires in 2038. There was a valuation allowance of 100% of the operating loss carryforwards for the year ended December 31, 2023 and 50% for the year ended December 31, 2022.

Note 7. Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan for the benefit of its employees whereby employees can tax defer up to the maximum amount allowed by law. All employees are eligible to participate with a minimum age of 21 years old and after 6 months of service. The Company made no matching contributions for both the years ended December 31, 2023 and 2022.

Note 8. Operating Rent Commitments

The Company had entered into a rent agreement for office space, which expired March 2020. The Company does not have an updated formal agreement for the office space and is operating on a month to month basis in the amount of $250. Total rent expense was $3,000 and $4,625 for the years ended December 31, 2023 and 2022, respectively.

Note 9. Supplemental Cash Flow Information

	2023	2022
Cash paid during the year for		
Interest	$ 131	$ 1,125
Non-cash investing and financing activities		
Interest on related party loan payable	$ 99,810	$ 33,912
Proceeds from contributions through convertible notes	$ 1,029,186	$ 173,978

Note 10. Concentrations of Credit Risk

During the year ended December 31, 2023, the Company had two customers which accounted for approximately 64% of revenues. Amounts due from these customers included in accounts receivable amounted to approximately 6% of the total accounts receivables at December 31, 2023.

During the year ended December 31, 2022, the Company has one customer which accounted for approximately 87% of revenues. Amounts due from this customer included in accounts receivable amounted to approximately 70% of the total accounts receivables at December 31, 2022.

GRYT HEALTH, INC.
Schedules of Operating Expenses
For the Years Ended December 31, 2023 and 2022

		2023	%		2022	%
Advertising	$	74,151	3.3	$	158,320	6.5
Amortization		29,907	1.3		29,907	1.2
Bank charges		24,539	1.1		11,155	0.5
Computer expense		103,683	4.7		136,891	5.6
Conference expenses		14,935	0.7		5,700	0.2
Contributions and donations		23,768	1.1		22,430	0.9
Data processing		3,403	0.2		5,252	0.2
Delivery		455	-		1,822	0.1
Depreciation		-	-		877	-
Dues and subscriptions		12	-		400	-
Employee benefits		122,297	5.5		121,535	5.0
Insurance		9,183	0.4		26,814	1.1
Meals and entertainment		142	-		432	-
Office supplies and expense		331	-		3,845	0.2
Payroll		2,417,200	108.5		2,999,299	122.3
Payroll processing fees		7,821	0.4		7,305	0.3
Payroll taxes		171,101	7.7		212,942	8.7
Permits		6,835	0.3		381	-
Professional		547,222	24.6		439,925	17.9
Rent - land and buildings		3,000	0.1		4,625	0.2
Research and development		33,670	1.5		75,109	3.1
Telephone and utilities		-	-		234	-
Training and seminars		6,077	0.3		7,446	0.3
Travel		11,785	0.5		19,671	0.8
Total operating expenses	$	3,611,517	162.2	$	4,292,317	175.1

GRYT HEALTH, INC.
Statements of Stockholders Equity (Deficit)
For the Years Ended December 31, 2023 and 2022

	Common Stock	Convertible Preferred Stock	Additional Paid in Capital	Retained Deficit	Total Stockholders Equity (Deficit)
Balance at December 31, 2021	$ 2	$ -	$ 3,172,599	$ (2,728,134)	$ 444,467
Net loss	-	-	-	(1,682,599)	(1,682,599)
Sale on common stock	-	-	830,542	-	830,542
Balance at December 31, 2022	2	-	4,003,141	(4,410,733)	(407,590)
Net loss	-	-	-	(1,830,276)	(1,830,276)
Convertible preferred stock	-	1	1,500,000	-	1,500,001
Balance at December 31, 2023	$ 2	$ 1	$ 5,503,141	$ (6,241,009)	$ (737,865)